SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 09, 2012

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-151707, 333-169320 and 333-170896.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three month periods ended March 31, 2012 and 2011 of Navios Maritime Acquisition Corporation (referred to herein as “we”, “us” or “Navios Acquisition”). All of the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Acquisition’s 2011 Annual Report filed on Form 20-F with the Securities and Exchange Commission.

This Report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Acquisition’s current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for product and chemical tankers, fluctuation of charter rates, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission.

Recent Developments and History

Dividend Policy

On May 3, 2012, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2012 of $0.05 per common share payable on July 3, 2012 to stockholders of record as of June 20, 2012. The declaration and payment of any further dividends remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Amendment to Management Agreement

On May 4, 2011, Navios Acquisition amended its existing Management Agreement with Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. The management fees are: (a) $7,000 daily rate per LR1 product tanker vessel; (b) $6,000 daily rate per MR 2 product and chemical tanker vessel; and (c) $10,000 daily rate per VLCC tanker vessel.

History and development of Navios Acquisition

Navios Acquisition was formed on March 14, 2008 under the laws of the Republic of the Marshall Islands and has its offices located at 85 Akti Miaouli Street, Piraeus, Greece 185 38, and its telephone number is (011) +30-210-4595000. Our agent for service is Trust Company of the Marshall Islands, Inc., located at Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960.

On July 1, 2008, we consummated our IPO in which we sold 25,300,000 units, consisting of one common stock and one warrant, and raised gross proceeds of $253.0 million.

On May 28, 2010, Navios Acquisition consummated the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457.7 million, referred to herein as the Product and Chemical Tanker Acquisition, which constituted its initial business combination. In connection with the stockholder vote to approve the vessel acquisition, holders of 10,021,399 shares of common stock voted against the vessel acquisition and elected to redeem their shares in exchange for an aggregate of approximately $99.3 million, which amount was disbursed from the trust account on May 28, 2010. The initial business combination was treated as an asset acquisition and the consideration paid and fair values of assets and liabilities assumed on May 28, 2010.

On August 27, 2010, Navios Acquisition completed the “Warrant Exercise Program” under which holders of its publicly traded and privately issued warrants had the opportunity to exercise their warrants on enhanced terms.

On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition of seven VLCCs for an aggregate purchase price of $587.0 million, adjusted for net working capital acquired of $20.6 million. The VLCC Acquisition was accounted for as a business combination.

        On October 21, 2010, Navios Acquisition and Navios Acquisition Finance (US) Inc., its wholly owned finance subsidiary (“Navios Acquisition Finance”), completed the sale of $400.0 million of 8 5/8% First Priority Ship Mortgage notes due 2017 (the “Existing Notes”). Following the issuance of the Notes and net proceeds raised of $388,883, the securities on six VLCC vessels previously secured by the loan facilities were fully released in connection with the full repayment of the facilities totaling approximately $343,841, and $27,609 was used to partially repay the $40,000 Navios Holdings’ credit facility.

On May 26, 2011, Navios Acquisition and Navios Acquisition Finance completed the sale of $105.0 million of 8 5/8% first priority ship mortgage notes due 2017 (the “Additional Notes”) at 102.25% plus accrued interest from May 1, 2011. The net proceeds of the offering of $104.7 million were used to partially finance the acquisition of the VLCC delivered on June 8, 2011 and to repay the $80.0 million revolving credit facility with Cyprus Popular Bank Public Co Ltd.

Equity Transactions

Pursuant to an Exchange Agreement entered into March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of non-voting Series C Convertible Preferred Stock of Navios Acquisition (see Note 13 of the condensed interim financial statement included herein).

As of May 9, 2012, Navios Acquisition had outstanding: 40,517,413 shares of common stock, 4,540 shares of Series A preferred stock and 6,037,994 public warrants, included in the number of shares and warrants are 17,115 units (one unit consists of one share of common stock and one warrant).

Vessel Deliveries and Acquisitions

On January 20, 2012, Navios Acquisition took delivery of the Nave Estella, a 75,000 dwt LR1 product tanker, from a South Korean shipyard for $44.8 million. Cash paid was $11.2 million and $33.6 million was transferred from vessel deposits. The vessel is chartered-out at net daily charter rate of $11,850 for a period of three years plus two one year options. The charter contract also contains clauses for profit-sharing.

Fleet

“Core fleet” refers to tanker vessels, including the new buildings to be delivered. The current “core fleet” consists of 29 vessels totaling 3,319,858 dwt. The 15 vessels in operation aggregate approximately 2,519,858 dwt and have an average age of 6.0 years. Navios Acquisition has currently fixed 89.4%, 62.3% and 54.0% of its 2012, 2013 and 2014 available days, respectively, of its fleet, representing contracted revenues (net of commissions), based on the rates from current charter agreements of $145.8 million, $152.2 million and $138.9 million, respectively. Although these revenues are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these revenues would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet is $26,747, $26,059 and $25,839 for 2012, 2013 and 2014, respectively.

Vessels	Type	Built/Delivery Date	DWT	Net Charter Rate(1)		Profit Share	Expiration Date (2)
Owned Vessels
Nave Cielo	LR1 Product Tanker	2007	74,671	11,751	(3,4)	None	November 2012
Nave Ariadne	LR1 Product Tanker	2007	74,671	11,751	(3,4)	None	November 2012
Nave Cosmos	Chemical Tanker	2010	25,130	11,700		60%/40%	August 2012
Nave Polaris	Chemical Tanker	2011	25,145	11,700		60%/40%	July 2012
Shinyo Splendor	VLCC	1993	306,474	38,019		None	May 2014
Shinyo Navigator	VLCC	1996	300,549	42,705		None	December 2016
C. Dream	VLCC	2000	298,570	29,625		50% above $30,000	March 2019
						40% above $40,000
Shinyo Ocean	VLCC	2001	281,395	38,400		50% above $43,500	January 2017
Shinyo Kannika	VLCC	2001	287,175	38,025		50% above $44,000	February 2017
Shinyo Saowalak	VLCC	2010	298,000	48,153		35% above $54,388	June 2025
						40% above 59,388
						50% above 69,388
Shinyo Kieran	VLCC	2011	297,066	48,153		35% above $54,388	June 2026
						40% above $59,388
						50% above $69,388
Buddy	MR2 Product Tanker	2009	50,470	22,490		None	October 2012
				21,503		None	October 2014
Bull	MR2 Product Tanker	2009	50,542	22,490		None	September 2012
				21,503		None	September 2014
Nave Andromeda	LR1 Product Tanker	2011	75,000	11,850	(5)	100% up to $15,000	November 2014
						50% above $15,000
						90% up to 15,000
Nave Estella	LR1 Product Tanker	2012	75,000	11,850	(6)	50% above $15,000	January 2015
Owned Vessels to be Delivered
TBN	LR1	Q3 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	MR2	Q3 2012	50,000	13,331	(7)	50% /50%
TBN	MR2	Q4 2012	50,000	13,331	(7)	50% /50%
TBN	MR2	Q4 2012	50,000	13,331	(8)	50% /50%
TBN	MR2	Q4 2012	50,000	13,331	(8)	50% /50%
TBN	MR2	Q4 2012	50,000	13,825	(9)	100% up to $15,000
						50% above $15,000
TBN	MR2	Q1 2013	50,000
TBN	MR2	Q1 2013	50,000
TBN	MR2	Q2 2014	50,000
TBN	MR2	Q3 2014	50,000
TBN	MR2	Q4 2014	50,000

(1)	Net time charter-out rate per day (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	On October 28, 2011, the charter contracts for the Nave Cielo and the Nave Ariadne were terminated prior to their original expiration in June 2013. Navios Acquisition entered into certain settlement agreements with the charterers that provide for an amount of approximately $5.0 million to compensate for the early termination of the charters and to cover any outstanding receivables, out of which $2.0 million will be settled in installments until June 2015.
(4)	Charterer’s option to extend the charter for 1+1+1 years at $12,739 (net) 1st optional year; $13,825 (net) plus 50/50% profit sharing 2nd optional year; $14,813 (net) plus 50/50% profit sharing 3rd optional year.
(5)	Charterer’s option to extend the charter for 1+1 years at $12,838 (net) 1st optional year plus 100% profit up to $16,000 plus 50/50% profit sharing above $16,000; $13,825 (net) 2nd optional year plus 100% profit up to $17,000 plus 50/50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(6)	Charterer’s option to extend the charter for 1+1 years at $11,850 (net) 1st optional year plus 90% profit up to $16,000 plus 50/50% profit sharing above $16,000; $11,850 (net) 2nd optional year plus 90% profit up to $17,000 plus 50/50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(7)

Charter duration three years. Charterer’s option to extend the charter for 1+ 1 years at $14,566 (net) 1st optional year plus profit sharing; $15,553 (net) 2nd optional year plus profit sharing. The profit sharing will be calculated monthly and profits will be split equally between each party. Profit sharing formula incorporates $1,000 premium above the relevant index.

(8)	Charter duration three years. Charterer’s option to extend the charter for 1 year at $14,813 (net) plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.
(9)	Charter duration three years. Charterer’s option to extend the charter for 1 year at $15,306 (net) plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.

Charter Policy and Industry Outlook

Our core fleet consists of 29 vessels, of which seven VLCCs are chartered out for an average of 7.2 years at approximately $40,440 net per day, two LR1 vessels are chartered out for one year at approximately $11,751 net per day until November 2012, two LR1 vessels are chartered out at $11,850 per day for a average remaining period of 2.6 years, two MR2 vessels are chartered out at $22,490 for the first year of the charter and at $21,503 for the remaining period, for an average remaining period of 2.4 years and the chemical tankers are chartered out for an average remaining period of approximately 0.3 years at $11,700 net per day. Of the remaining vessels being delivered during the period from the second quarter of 2012 through the fourth quarter of 2014, we have chartered out four MR2 tanker vessels for three years at approximately $13,331 net per day and a fifth vessel is chartered out for a period of three years at approximately $13,825 net per day. Many of our charters have profit sharing arrangements (see fleet table above). We intend to deploy the open vessels that have not been chartered out to leading charterers in a mix of long, medium and short-term time charters. This chartering strategy is intended to allow us to capture increased profits during strong charter markets, while developing relatively stable cash flows from longer term time charters. We will also seek profit sharing arrangements in our long-term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates.

We intend to grow our fleet using Navios Holdings’ global network of relationships and extensive experience in the marine transportation industry, coupled with our financial resources and financing capability, to make selective acquisitions of young, high quality, modern, double-hulled vessels in the crude oil transportation, product and chemical tanker sectors. Vessel prices in these sectors have been severely affected by the continuing scarcity of debt financing available to shipping industry participants resulting from the recent worldwide financial crisis and because of the depressed charter rates for crude carriers and tankers that have persisted since the fall of 2008. We believe the most attractive opportunity in the maritime industry is acquiring modern tonnage in the crude oil transportation, product and chemical tanker sectors and that are currently at cyclically low levels.

We believe that developments in the marine transportation industry, particularly in the crude oil transportation, product tanker and chemical tanker sectors have created significant opportunities to acquire vessels near historically low (inflation-adjusted) prices and employ them in a manner that will provide attractive returns on capital. We also believe that the recent financial crisis continues to adversely affect the availability of credit to shipping industry participants, creating opportunities for well-capitalized companies with committed available financing such as ours, to enter the crude oil transportation, product tanker and chemical tanker sectors during these times of historically low prices.

Factors Affecting Navios Acquisition’s Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	the ability of Navios Holdings’ commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	Navios Holdings’ ability to satisfy technical, health, safety and compliance standards of major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with major commodity traders.

In addition to the factors discussed above, we believe certain specific factors will impact our combined and consolidated results of operations. These factors include:

•	the charter hire earned by our vessels under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any dividend to our stockholders.

	Three Month Period ended March 31, 2012	Three Month Period ended March 31, 2011
	(Unaudited)	(Unaudited)
Available Days(1)	1,319	874
Operating Days(2)	1,296	843
Fleet Utilization(3)	98.3%	96.5%
Time Charter Equivalent (per day)(4)	$26,683	$29,558
Vessels operating at period end	15	10

Navios Acquisition believes that the important measures for analyzing trends in its results of operations consist of the following:

(1)	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(2)	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.
(4)	Time Charter Equivalent: Time Charter Equivalent (“TCE”) rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Acquisition uses TCE rates, which are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period.

The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Acquisition’s owned fleet currently in the water, is 6.4 years. But as such fleet ages or if Navios Acquisition expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

Period over Period Comparisons

The Three Month Period ended March 31, 2012 compared to the Three Month Period ended March 31, 2011

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2012 and 2011. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Acquisition for the respective periods.

Expressed in thousands of U.S. dollars

	For the Three Months Ended March 31, 2012	For the Three Months Ended March 31, 2011
	(unaudited)	(unaudited)

Revenue	$35,717	$25,130
Time charter expenses	(530)	(427)
Direct vessel expenses	(502)	—
Management fees	(10,955)	(7,584)
General and administrative expenses	(912)	(1,025)
Depreciation and amortization	(11,946)	(8,045)
Interest income	177	480
Interest expenses and finance cost, net	(12,207)	(8,893)
Other income/ (expense), net	370	(42)

Net loss	$(788)	$(406)
EBITDA(1)	$23,690	$16,052

(1)	EBITDA is a non-GAAP financial measure. See “ —Reconciliation of EBITDA to Net Cash from Operating Activities “ for a description of EBITDA and a reconciliation of EBITDA to the most comparable measure under US GAAP.

For the three month period ended March 31, 2012, Navios Acquisition had 1,319 available days. There were 874 available days in the comparative period of 2011.

Revenue: Revenue for the three month period ended March 31, 2012 increased by $10.6 million or 42.1% to $35.7 million, as compared to $25.1 million for the same period in 2011. The increase was mainly attributable the acquisition of the Shinyo Kieran in June 2011, the Bull and the Buddy in July 2011 and the Nave Andromeda and the Nave Estella, in November 2011 and January 2012, respectively. As a result of the vessel acquisitions, available days of the fleet increased to 1,319 days for the three month period ended March 31, 2012, as compared to 874 days for the three month period ended March 31, 2011. Time charter equivalent (“TCE”) decreased to $26,683 for the three month period ended March 31, 2012, from $29,558 for the three month period ended March 31, 2011.

Time charter expenses: Time charter expenses for the three month period ended March 31, 2012 and March 31, 2011 were $0.5 million and $0.4 million, respectively. These expenses primarily related to broker fees and various voyage expenses.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of two VLCC vessels that were completed in August 2011 and October 2011, respectively, amounted to $0.5 million for the three month period ended March 31, 2012. There were no direct vessel expenses for the comparative period in 2011.

Management fees: Management fees for the three month period ended March 31, 2012 increased by $3.4 million to $11.0 million from $7.6 million for the same period of 2011. The increase was attributable to the increased number of operating vessels and available days. Pursuant to a management agreement dated May 28, 2010, Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Holdings, provides for five years from the closing of the vessels’ acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000, per owned VLCC vessel for the first two years. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining term of the management agreement, Navios Acquisition will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Dry docking expenses are fixed for the first two years under this agreement for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels.

General and administrative expenses: General and administrative expenses decreased by $0.1 million from $1.0 million during the three month period ended March 31, 2011, to $0.9 million for the three month period ended March 31, 2012, due to a $0.3 million decrease in legal, audit and other professional services partially offset by a $0.2 million increase in administrative services charged by the Manager due to the increase in the number of operating vessels. On May 28, 2010, we entered into an administrative services agreement, expiring May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to us which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the three month periods ended March 31, 2012 and 2011, the Manager had charged us $0.5 million and $0.3 million for administrative services, respectively.

Depreciation and amortization: Depreciation and amortization for the three months ended March 31, 2012 was $11.9 million compared to $8.0 million for the same period in 2011. Of the $11.9 million, $10.0 million was related to vessel depreciation and $1.9 million was related to amortization of intangible assets and liabilities associated with the acquisition of the VLCC and MR2 vessels.

Interest expense and finance cost, net: Interest expense and finance cost, net amounted to $12.2 million for the three month period ended March 31, 2012, compared to $8.9 million for the same period in 2011. Interest expense and finance cost for the three month period ended March 31, 2012, related to $10.9 million of bond coupon expenses and $1.3 million interest expense and finance costs in relation to our existing facilities. The weighted average balance outstanding of our loan facilities (excluding the Existing Notes and the Additional Notes) for the three month period ended March 31, 2012 was $360.2 million and the weighted average interest rate was 3.40%. The weighted average balance outstanding of our loan facilities (excluding the Existing Notes and the Additional Notes) for the three month period ended March 31, 2011 was $331.2 million and the weighted average interest rate was 3.02%.

Liquidity and Capital Resources

Our initial liquidity needs were primarily met through our IPO and private placement of warrants which took place in 2008 and generated gross proceeds of $260.6 million. Our primary short-term liquidity needs are to fund general working capital requirements, drydocking expenditures, deposits for vessels under construction, minimum cash balance maintenance as per our credit facility agreements and debt repayment, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and bank borrowings which we believe that will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long term bank borrowings and other debt or equity financings. We expect that we will rely upon external financing sources, including bank borrowings, to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to raise the size of our credit facilities or obtaining additional funds on favorable terms.

Navios Acquisition finances its capital requirements with cash flows from operations, equity contributions from stockholders, bank loans and the issuance of the Existing Notes and Additional Notes. Main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends.

Cash Flow

Three Month Period ended March 31, 2012 compared to the Three Month Period ended March 31, 2011

The following table presents cash flow information for the three month periods ended March 31, 2012 and March 31, 2011:

	Three Month Period Ended March 31, 2012	Three Month Period Ended March 31, 2011
	(unaudited)	(unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$30,041	$18,749
Net cash used in investing activities	(105,296)	(6,750)
Net cash provided by financing activities	75,133	(934)

Net (decrease)/increase in cash and cash equivalents	$(122)	$11,065
Cash and cash equivalents, beginning of the period	41,300	61,360

Cash and cash equivalents, end of period	$41,178	$72,425

Cash provided by operating activities for the three month period ended March 31, 2012 as compared to the three month period ended March 31, 2011.

Net cash provided by operating activities increased by $11.3 million to $30.0 million for the three month period ended March 31, 2012 as compared to $18.7 million for the three month period ended March 31, 2011. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items including depreciation and amortization.

Net loss for the three month period ended March 31 2012 was $0.8 million as compared to $0.4 million for the three month period ended March 31, 2011. The cumulative effect of the adjustments to reconcile net loss to net cash provided by operating activities was a $13.1 million increase for the three month period ended March 31, 2012 which consisted of $11.9 million relating to depreciation and amortization, $0.7 million relating to amortization of finance costs, $0.5 million related to the amortization of dry dock and special survey costs.

Prepaid expenses and other current assets decreased by $0.2 million to 0.3 as of March 31, 2012 from $0.5 million as of December 31, 2011. The decrease was attributable to the straight line effect of revenue of the vessels acquired in July 2011.

Accounts receivable decreased by $0.4 million from $6.5 million at December 31, 2011 to $6.1 million at March 31, 2012 due to a decrease in amounts due from charterers.

Restricted cash related to the interest expense decreased by $0.1 million to $0.6 million as of March 31, 2012 from $0.7 million as of December 31, 2011.

Accounts payable decreased by $0.5 million to $0.5 million at March 31, 2012 from $1.0 million at December 31, 2011. The decrease resulted from a $0.3 million decrease in brokers payable and a $0.2 million decrease in professional and legal fees payable.

Dry dock payments incurred in the three month period ended March 31, 2012 was $0.7 million and related to the dry dock and special survey costs incurred for one of the VLCC tanker vessel.

Accrued expenses increased by $6.8 million from $15.5 million as of December 31, 2011 to $22.3 million as of March 31, 2012. The primary reason for the increase was: (a) an $11.1 million increase in accrued loan interest and bond coupon expenses; and (b) a $0.1 million increase in accrued voyage expenses. The $11.2 million increase was partially offset by a $4.4 million decrease in accrued general and administrative expenses.

Amounts due to related parties increased by $11.7 million from $43.6 million at December 31, 2011 to $55.3 million at March 31, 2012, as a result of: (a) a $9.3 million increase in management fees; (b) a $2.0 million increase in accrued administrative expenses and other payables due to affiliated companies; and (c) a $0.4 million increase in expenses incurred by the Manager in relation to dry dock and special survey costs of one VLCC vessels.

Deferred revenue decreased by $0.3 million from $3.3 million at December 31, 2011 to $3.0 million at March 31, 2012, due to a decrease in prepaid charter hires.

Other long term liabilities decreased by $0.1 million from $0.5 million at December 31, 2011 to $0.4 million at March 31, 2012. Other long term liabilities are related to the straight line effect of revenue of the vessels acquired in July 2011.

Cash used in investing activities for the three month period ended March 31, 2012 as compared to the three month period ended March 31, 2011.

Net cash used in investing activities was $105.3 million at March 31, 2012 as compared to $6.7 million outflow for the comparative period in 2011.

Net cash used in investing activities resulted from: (a) $11.2 million paid for the delivery of the Nave Estella on January 20, 2012; and (b) $97.1 million increase in deposits for vessel acquisitions. This increase was partially offset by a $3.0 million decrease in restricted cash that were used as deposits for vessel acquisition.

Net cash used in investing activities for the three month period ended March 31, 2011 resulted from: (a) $4.5 million paid for the delivery of the Nave Polaris on January 27, 2011; and (b) $3.0 million increase in deposits for vessel acquisitions. This increase was partially offset by $0.8 million decrease in restricted cash.

Cash provided by financing activities for the three month period ended March 31, 2012 as compared to the three month period ended March 31, 2011.

Net cash provided by financing activities for the three month period ended March 31, 2012 was $75.1 million. For the same period in 2011, $1.0 million cash was provided by financing activities.

Net cash provided by financing activities resulted from a $92.5 million of loan proceeds net of deferred finance fees. The increase was partially offset by: (a) $5.0 million repayment of loan to an affiliate; (b) $3.0 million repayment of a loan; (c) $2.4 million payment of dividends; and (d) $7.0 million increase in restricted cash.

Net cash used in financing activities for the three month period ended March 31, 2011 resulted from: (a) $0.9 million of loan repayments; (b) $2.5 million payment of dividends; and (c) $0.6 million increase in restricted cash, which amounts were partially offset by $3.0 million from loan proceeds.

Reconciliation of EBITDA to Net Cash from Operating Activities

	Three Month Period Ended March 31, 2012	Three Month Period Ended March 31, 2011
	(unaudited)	(unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$30,041	$18,749
Decrease in operating assets	(715)	(3,090)
Increase in operating liabilities	(17,660)	(7,639)
Net interest cost	12,030	8,413
Amortization of deferred finance costs	(693)	(381)
Payments of dry dock and special survey costs	687	—

EBITDA(1)	$23,690	$16,052

(1)

	Three Month Period Ended March 31,2012 (unaudited)	Three Month Period Ended March 31,2011 (unaudited)

Net cash provided by operating activities	30,041	$18,749
Net cash used in investing activities	(105,296)	$(6,750)
Net cash provided by/(used in) financing activities	75,133	$(934)

EBITDA

EBITDA represents loss plus interest expenses and finance cost plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Acquisition believes that EBITDA is bases upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA and used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA increased by $7.6 million to $23.7 million for the three month period ended March 31, 2012, as compared to $16.1 million for the same period in 2011. The increase in EBITDA was due to: (1) a $10.6 million increase in revenue due to the acquisition of the Shinyo Kieran in June 2011, the Bull and the Buddy, in July, 2011 and the delivery of the Nave Andromeda and the Nave Estella in November 2011 and January 2012, respectively; (2) a $0.4 million increase in other income/(expense), net; and (3) a $0.1 million decrease in general and administrative expenses. The above increase was partially off-set by a $3.4 million increase in management fees and a $0.1 million increase in time charter expenses.

Long-Term Debt Obligations and Credit Arrangements

8 5/8% First Priority Ship Mortgage Notes

On October 21, 2010, Navios Acquisition and Navios Acquisition Finance completed the sale of the $400.0 million of Existing Notes. Following the issuance of the Existing Notes and net proceeds raised of $388.9 million, the securities on six VLCC under their loan facilities were fully released in connection with the full repayment of the facilities totalling $343.8 million, $27.6 million was used to partially repay the $40.0 million Navios Holdings’ credit facility and the remaining proceeds were used for working capital purposes. On May 26, 2011, Navios Acquisition and Navios Acquisition Finance completed the sale of the $105.0 million of Additional Notes. The net proceeds of the offering of $104.6 million were used to partially finance the acquisition of the VLCC delivered on June 8, 2011 and to repay the $80.0 million revolving credit facility with Cyprus Popular Bank Public Co Ltd. The Existing Notes and the Additional Notes are secured by first priority ship mortgages on seven VLCC vessels owned by certain subsidiary guarantors.

The Existing Notes and the Additional Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance. The subsidiary guarantees are full and unconditional, as that term is defined by Regulation S-X Rule 3-10, except for the fact that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all assets are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the bond indenture upon liquidation or dissolution or upon legal or covenant defeasance or satisfaction and discharge of the Existing Notes and the Additional Notes.

The Existing Notes and the Additional Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. We filed a registration statement for the exchange of the Existing Notes which became effective on January 31, 2011. On February 2, 2011, we commenced the exchange offer which terminated on March 2, 2011. As a result of such exchange offer, 100% of the outstanding Existing Notes were exchanged. A registration statement for the exchange of Additional Notes was filed on July 28, 2011 and was declared effective on August 22, 2011. On August 24, 2011, we commenced the exchange offer which terminated on September 23, 2011. As a result of such exchange offer, 100% of the outstanding Additional Notes were exchanged.

Following the consummation of the exchange offer for the Additional Notes on September 23, 2011, the Additional Notes and the Existing Notes have the same CUSIP number.

Credit Facilities

Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of its initial vessel acquisition, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of March 31, 2012, $122.4 million was outstanding under this facility and $24.6 million remains to be drawn.

BNP Paribas SA Bank and DVB Bank S.E.: As a result of the initial vessel acquisition, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of March 31, 2012, $36.2 million was outstanding under this facility and $38.8 million remains to be drawn.

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. On December 29, 2011, Navios Acquisition prepaid $2.5 million in relation to an amendment to its credit facility. After the prepayment, outstanding amount under each tranche is repayable in five quarterly installments of $0.2 million each, 13 equal quarterly installments of $0.44 million each, with a final balloon payment of $15.2 million to be repaid on the last repayment date. As of March 31, 2012, the facility was fully drawn, and the outstanding amount under this facility was $43.7 million.

Cyprus Popular Bank Public Co Ltd: In September 2010, Navios Acquisition (through four subsidiaries) entered into a $80.0 million revolving credit facility with Cyprus Popular Bank Public Co Ltd to partially finance the acquisition and construction of vessels and for investment and working capital purposes. The loans are secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions upon Navios Acquisition’s request and the bank’s consent) and bears interest at a rate of LIBOR plus 275 bps. As of March 31, 2012, the outstanding amount under this facility was $24.3 million that was used to partially finance the acquisition cost of two product tanker vessels and $55.7 million remains undrawn. Pursuant to an agreement dated December 28, 2011, the maturity of the facility was extended, to match the delivery of the vessels.

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $51.6 million (divided into two tranches of $26.1 million and $25.5 million respectively) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.35 million and $0.34 million respectively, with a final balloon payment of $15.1 million and $14.7 million, respectively, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. As of March 31, 2012, the facility was fully drawn and the amount outstanding was $51.3 million.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.35 million each with a final balloon payment of $15.0, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. As of March 31, 2012, $23.4 million was outstanding under this facility $11.7 million from each of the two tranches) and $28.6 million remain to be drawn.

ABN AMRO BANK N.V.: On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO Bank N.V of up to $55.1 million (divided into two equal tranches) to partially finance the purchase price of two MR2 product tanker vessels. The total amount of $54.8 million was drawn under this facility. Each tranche of the facility is repayable in 12 quarterly installments of $0.75 million each and 12 quarterly installments of $0.57 million each with a final balloon payment of $11.6 million to be repaid on the last repayment date. The repayment of each tranche started in October 2011 and it bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of March 31, 2012, $51.8 million was outstanding under this loan agreement ($25.9 million from each of the two tranches), and no further amounts are available to be drawn.

DVB Bank SE: On December 7, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE of up to $51.0 million (divided into two tranches of $25.5 million each) to partially finance the purchase price of two LR1 product tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $0.4 million each with a final balloon payment of $14.3 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus 270 bps per annum. The loan also requires compliance with certain financial covenants. As of March 31, 2012, $0 was drawn and outstanding under this loan agreement.

NORDDEUTSCHE LANDESBANK GIROZENTRALE: On December 29, 2011, Navios Acquisition entered into a loan agreement with NORDDEUTSCHE LANDESBANK GIROZENTRALE of up to $28.1 million to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of March 31, 2012, $24.9 million was drawn under this facility and $3.2 million remains to be drawn.

DVB Bank SE and Emporiki Bank of Greece S.A.: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Emporiki Bank of Greece S.A. of up to $56.3 million (divided into two tranches of $28.1 million each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175 bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of March 31, 2012, $49.9 million was drawn under this loan agreement and $6.4 million remains to be drawn.

Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Following the issuance of the Notes in October 2010, the Company prepaid $27.6 million of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. Pursuant to an agreement dated November 8, 2011, this facility was extended from April 2012 to December 2014. As of March 31, 2012, the outstanding amount under this facility was $35.0 million and interest accrued under this facility is below $0.01 million and is included under amounts due to related parties.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facilities also require compliance with a number of financial covenants of Navios Acquisition, including tangible net worth, debt coverage ratios, and minimum liquidity. It is an event of default under the credit facilities if such covenants are not complied with.

As of March 31, 2012, the Company was in compliance with its covenants.

As of March 31, 2012, the total amount available to be drawn from all our facilities was $213.1 million and will be used to finance the acquisition and construction of vessels and for investment and working capital purposes.

Capital Expenditures

On January 20, 2012, Navios Acquisition took delivery of the Nave Estella, a 75,000 dwt South Korean-built LR1 product tanker, for a total cost of $44.9 million. Cash paid was $11.2 million and $33.6 million was transferred from vessel deposits.

Total consideration of the remaining vessels to be delivered, as of March 31, 2012, was approximately $500.7 million. As of March 31, 2012, Navios Acquisition had paid $309.3 million which has been included in the financial statements in “Deposits for vessel acquisitions”, of which $290.4 million related to vessels’ deposits and the remaining $18.9 million related to capitalized interest and expenses.

Off-Balance Sheet Arrangements

Navios Acquisition has no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table summarizes Navios Acquisition’s contractual obligations as of March 31, 2012:

	Payments due by period
	(unaudited)
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long term debt obligations(1)	$13,276	$29,856	$93,499	$796,350	$932,981
Loans due to related parties (2)	—	35,000	—	—	35,000
Vessel deposits (3)	174,382	35,880	—	—	210,262

Total contractual obligations	$187,658	$100,737	$93,499	$796,350	$1,178,243

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.75% to 3.25% per annum or the $505.0 million Notes which have a fixed rate of 8 5/8%.
(2)	The amount relates to the credit facility with Navios Holdings. The amount identified does not include interest costs associated with the outstanding credit facility which is based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 3.00% per annum.
(3)	Future remaining contractual deposits for the Navios Acquisition tanker vessels to be delivered on various dates through October 2014.

Related Party Transactions

General and administrative expenses: On May 28, 2010, we entered into an administrative services agreement, expiring May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to us which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the three month periods ended March 31, 2012 and March 31, 2011, Navios Holdings had charged us $0.5 million and $0.3 million for administrative services, respectively.

Balance due to related parties: Amounts due to related parties as of March 31, 2012 and December 31, 2011, was $55.1 million and $43.6 million, respectively which represented the account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of management fees, administrative fees, dry docking costs and other expenses.

Management fees: Pursuant to a Management Agreement dated May 28, 2010, for five years from the closing of the vessel acquisition, a subsidiary of Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Dry docking expenses are fixed under this agreement for up to $0.3 million per MR2 Product tanker, chemical tanker and LR1 product tanker vessels and will be reimbursed at cost for VLCC vessels. Total management fees for each of the three month periods ended March 31, 2012 and 2011 amounted to $11.0 million and $7.6 million, respectively. As of March 30, 2012, Navios Acquisition may, upon request, reimburse the Manager partially or fully for dry docking and other extraordinary fees and expenses under the Agreement at a later date, but not later than January 4, 2014, bearing interest of 1% over libor.

Omnibus agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Maritime Partners L.P. (“Navios Partners”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer, which provides for, will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and pursuant to an amendment dated November 8, 2011 the maturity of the facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. As of March 31, 2012, the outstanding amount under this facility was $35.0 million and was included under loans due to related parties. As of March 31, 2012 and December 31, 2011, interest accrued under this facility was below $0.01 million and $0.1 million respectively and was included under amounts due to related parties.

Exchange Agreement: Pursuant to an Exchange Agreement entered into on March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of non-voting Series C Convertible Preferred Stock of Navios Acquisition (see Note 13 of the condensed consolidated financial statements, included herein.)

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of income.

Interest Rate Risk

As of March 31, 2012, Navios Acquisition had a total of $969.9 million in long-term indebtness. Borrowings under our credit facilities bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the three month period ended March 31, 2012, we paid interest on our outstanding debt at a weighted average interest rate of 3.40% excluding the Existing Notes and Additional Notes. A 1% increase in LIBOR would have increased our interest expense for the three month period ended March 31, 2012 by $4.5 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the three month period ended March 31, 2012, DOSCO, and STX Panocean accounted for 46.3% and 11.3%, respectively, of Navios Acquisition’s revenue. For the year ended December 31, 2011, the most significant counterparties were DOSCO, KG, Blue Light Chartering Inc. and Jacob Tank Chartering GMBH & Co. and which counterparties accounted for approximately 43.9%, 11.5% and 11.3%, respectively, of our total.

Inflation

Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the Notes to the consolidated financial statements included in Navios Acquisition’s 2011 Annual Report on Form 20-F filed with the Securities and Exchange Commission.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Vessels, Net: Vessels are stated at historical cost, which consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value of $285 per lightweight ton, as we believe these levels are common in the shipping industry. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Impairment of long-lived assets: Vessels, and certain identifiable intangibles held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset is less than its carrying amount, then management reviews fair values and compares them to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.

For the three month period ended March 31, 2012, management of Navios Acquisition, after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, has no reason to suspect that a long-lived asset may not be recoverable and therefore did not test for impairment of its long-lived assets.

Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform impairment analysis in the future that could expose Navios Acquisition to material impairment charges in the future.

Revenue Recognition: Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from the voyage charter and the time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Goodwill: As required by the accounting guidance, goodwill acquired in a business combination is not to be amortized.

Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if the carrying amount exceeds the estimated implied fair value.

The Company will evaluate impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on a combination of discounted cash flow analysis and an industry market multiple.

If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then a goodwill impairment is recognized by writing the goodwill down to its implied fair value.

Navios Acquisition has one reporting unit. No impairment loss was recognized for any of the periods presented.

Intangibles other than goodwill: Navios Acquisition’s intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Acquisition’s financial position and results of operations. As of March 31, 2012 there was no impairment of intangible assets.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. If the purchase option is exercised the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.

Deferred Drydock and Special Survey Costs: Navios Acquisition’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking and special survey period.

Recent Accounting Pronouncements

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Acquisition adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Acquisition beginning in the first quarter of fiscal 2012. The adoption of the new standards did not have a significant impact on Navios Acquisition’s consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011	F-2
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2012 AND 2011	F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2012 AND 2011	F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2012 AND 2011	F-5
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-6

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars — except share data)

	Notes	March 31, 2012	December 31, 2011
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$41,178	$41,300
Restricted cash, short term portion	3	36,133	30,640
Accounts receivable, net		6, 040	6,478
Prepaid expenses and other current assets		259	489

Total current assets		83,610	78,907
Vessels, net	4	809,448	774,624
Deposits for vessels acquisitions	4	309,307	245,567
Deferred finance costs, net		23,834	24,819
Goodwill	6	1,579	1,579
Intangible assets — other than goodwill	5	57,718	59,879
Restricted cash, long term portion	3	—	1,574
Other long-term assets		1,328	1,310
Deferred dry dock and special survey cost, net		7,394	7,210

Total non-current assets		1,210,608	1,116,562
Total assets		$1,294,218	$1,195,469

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$503	$1,021
Dividend payable	7	2,410	2,421
Accrued expenses	8	22,313	15,492
Due to related parties, short term	11	40,570	43,616
Deferred revenue		3,010	3,251
Current portion of long term debt		13,276	11,928

Total current liabilities		82,082	77,729

Long-term debt, net of current portion	9	921,631	833,483
Loans due to related party	11	35,000	40,000
Due to related parties, long term		14,712	—
Other long term liabilities		412	480
Unfavorable lease terms	5	4,757	4,928

Total non-current liabilities		976,512	878,891
Total liabilities		1,058,594	956,620
Commitments and contingencies	12	—	—
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 issued and outstanding as of March 31, 2012 and December 31, 2011	13	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized 40,517,413 issued and outstanding as of March 31, 2012 and December 31, 2011	13	4	4
Additional paid-in capital	13	253,412	255,849
Accumulated deficit		(17,792)	(17,004)

Total stockholders’ equity		235,624	238,849

Total liabilities and stockholders’ equity		$1,294,218	$1,195,469

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars—except share and per share data)

	Notes	For the Three Months Ended March 31, 2012 (unaudited)	For the Three Months Ended March 31, 2011 (unaudited)
Revenue		$35,717	$25,130
Time charter expenses		(530)	(427)
Direct vessel expenses		(502)	—
Management fees	11	(10,955)	(7,584)
General and administrative expenses		(912)	(1,025)
Depreciation and amortization	4,5	(11,946)	(8,045)
Interest income		177	480
Interest expenses and finance cost, net		(12,207)	(8,893)
Other income/(expense), net		370	(42)

Net loss		$(788)	$(406)

Dividend declared on preferred shares Series B		(27)	(26)
Undistributed loss attributable to Series C participating preferred shares		130	1

Net loss attributable to common stockholders	15	(685)	(431)

Net loss per share, basic		$(0.02)	$(0.01)

Weighted average number of shares, basic		40,517,413	46,947,161

Net loss per share, diluted		$(0.02)	$(0.01)

Weighted average number of shares, diluted		40,517,413	46,947,161

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	For the Three Months Ended March 31, 2012 (unaudited)	For the Three Months Ended March 31, 2011 (unaudited)
Operating Activities
Net loss		$(788)	$(406)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,5	11,946	8,045
Amortization of deferred finance costs		693	381
Amortization of dry dock costs		502	—
Changes in operating assets and liabilities:
Decrease in prepaid expenses		230	48
Decrease in accounts receivable		438	3,037
Decrease in restricted cash		65	5
Decrease in other long term assets		(18)	—
Decrease in accounts payable		(518)	(2,990)
Payments for dry dock and special survey costs		(687)	—
Increase in accrued expenses		6,821	9,492
Increase in due to related parties		11,666	1,026
(Decrease)/ increase in deferred revenue		(241)	111
Decrease in other long term liabilities		(68)	—

Net cash provided by operating activities		$30,041	$18,749

Investing Activities
Acquisition of vessels	4	(11,159)	(4,533)
Deposits for vessel acquisition	4	(97,128)	(2,995)
Restricted cash		2,991	778

Net cash used in investing activities		$(105,296)	$(6,750)

Financing Activities
Loan proceeds, net of deferred finance costs	9	92,538	3,035
Loan repayment to related party	11	(5,000)	—
Loan repayments	9	(2,982)	(897)
Dividend paid	7	(2,448)	(2,447)
Restricted cash		(6,975)	(625)

Net cash provided by/(used in) financing activities		$75,133	$(934)

Net (decrease)/increase in cash and cash equivalents		(122)	11,065
Cash and cash equivalents, beginning of year		41,300	61,360

Cash and cash equivalents, end of period		$41,178	$72,425

	For the Three Month period Ended March 31, 2012 (unaudited)	For the Three Month Period Ended March 31, 2011 (unaudited)
Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest	$1,087	$2,674
Non-cash financing activities
Dividend payable	$2,410	$2,421

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

	Preferred Stock		Common Stock
	Number of Preferred Shares	Amount	Number of Common Units/Shares	Amount	Additional Paid-in Capital	(Accumulated deficit)	Total Stockholders’ Equity
Balance, December 31, 2010	3,540	$—	48,410,572	$5	$266,870	$(13,147)	$253,728
Common stock exchanged for 1,000 Series C preferred shares (see Note 13)	1,000	—	(7,676,000)	(1)	1	—	—
Dividends Paid/Declared	—	—	—	—	(2,447)	—	(2,447)
Net loss	—	—	—	—	—	(406)	(406)

Balance, March 31, 2011 (unaudited)	4,540	—	40,734,572	$4	$264,424	$(13,553)	$250,875

Balance, December 31, 2011	4,540	$—	40,517,413	$4	$255,849	$(17,004)	$238,849
Dividend Paid/Declared	—	—	—	—	(2,437)	—	(2,437)
Net loss	—	—	—	—	—	(788)	(788)

Balance, March 31, 2012 (unaudited)	4,540	—	40,517,413	$4	$253,412	$(17,792)	$235,624

See unaudited condensed notes to consolidated financial statements

NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by the Navios Tankers Management Inc., a subsidiary of Navios Maritime Holdings Inc. (the “Manager”) from its head offices in Piraeus, Greece.

Navios Acquisition was incorporated in the Republic of Marshall Islands on March 14, 2008. On July 1, 2008, Navios Acquisition completed its initial public offering, or its IPO. In the offering, Navios Acquisition sold 25,300,000 units, consisting of one common stock and one warrant for an aggregate purchase price of $253,000. Simultaneously with the closing of the IPO, Navios Maritime Holdings Inc. (“Navios Holdings”) purchased 7,600,000 warrants from us in a private placement (the “Private Placement Warrants”). The proceeds from this private placement of warrants were added to the proceeds of the IPO and placed in a trust account.

On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of: (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457,659, of which $128,659 was to be paid from existing cash and the $329,000 balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings; and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.

On May 28, 2010, Navios Acquisition consummated the vessel acquisition, which constituted its initial business combination (see note 3). In connection with the stockholder vote to approve the business combination, holders of 10,021,399 shares of common stock voted against the business combination and elected to redeem their shares in exchange for an aggregate of approximately $99,312, which amount was disbursed from the Company’s investments held in trust account on May 28, 2010. In addition, on May 28, 2010, Navios Acquisition disbursed an aggregate of $8,855 from the trust account to the underwriters of its IPO for deferred fees. After disbursement of approximately $76,485 to Navios Holdings to reimburse it for the first equity installment payment on the vessels of $38,763 and other associated payments, the balance of the trust account of $66,118 was released to Navios Acquisition for general operating expenses. Following such transaction, Navios Acquisition commenced its operations as an operating company and was controlled by Navios Holdings.

On September 10, 2010, Navios Acquisition consummated the acquisition (the “VLCC Acquisition”) of a fleet of seven very large crude carrier (“VLCC”) vessels for an aggregate purchase price of $587,000, adjusted for net working capital acquired of $20,561 (see note 4). The purchase price was financed as follows: (a) $410,451 of bank debt, assumed at closing, consisting of six credit facilities with a consortium of banks; (b) $134,270 of cash paid at closing; (c) $11,000 through the issuance of 1,894,918 Navios Acquisition shares of common stock (based on the closing trading price averaged over the 15 trading days immediately prior to closing on September 10, 2010) of which 1,378,122 shares of common stock were deposited to a one-year escrow to provide for indemnity or other claims (see note 19 of the condensed consolidate financial statements included herein). The 1,894,918 shares were valued at the opening price of the stock on the date of the acquisition of $5.67; and (d) $51,425 due to a shipyard in 2011 for the newbuilding that was delivered in June 2011.

On March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of Series C Convertible Preferred Stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011, between Navios Acquisition and Navios Holdings (see note 15). Following this exchange, Navios Holdings has 45% of the voting power and 53.7% of the economic interest in Navios Acquisition.

As of March 31, 2012, Navios Acquisition had outstanding: 40,517,413 shares of common stock, 4,540 shares of preferred stock, 6,037,994 public warrants included in the number of shares and warrants are 17,115 units (one unit consists of one common share and one warrant).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Acquisition’s consolidated financial position, statements of income and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The year end condensed balance sheet data was derived from audited financial statements, but does not include all disclosure required by accounting principles generally accepted in the United States of America (“GAAP”). The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under GAAP for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Acquisition’s 2011 Annual Report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

(b) Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Acquisition, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

(c) Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries if deemed to be a business combination. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

As of March 31, 2012, the entities included in these consolidated financial statements were:

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	Statement of operations
			2012	2011
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Amorgos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Andros Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Antikithira Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 3/31	–
Antiparos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Amindra Shipping Co.	Sub-Holding Company	Marshall Is.	1/1 – 3/31	–
Crete Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Folegandros Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Ikaria Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Ios Shipping Corporation	Vessel Owning Company	Cayman Is.	1/1 – 3/31	1/1 – 3/31
Kithira Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 3/31	–
Kos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Mytilene Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 – 3/31	1/1 – 3/31
Rhodes Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Serifos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Shinyo Dream Limited	Vessel Owning Company	Hong Kong	1/1 – 3/31	1/1 – 3/31
Shinyo Kannika Limited	Vessel Owning Company	Hong Kong	1/1 – 3/31	1/1 – 3/31
Shinyo Kieran Limited	Vessel Owning Company	British Virgin Is.	1/1 – 3/31	1/1 – 3/31
Shinyo Loyalty Limited	Vessel Owning Company	Hong Kong	1/1 – 3/31	1/1 – 3/31
Shinyo Navigator Limited	Vessel Owning Company	Hong Kong	1/1 – 3/31	1/1 – 3/31
Shinyo Ocean Limited	Vessel Owning Company	Hong Kong	1/1 – 3/31	1/1 – 3/31
Shinyo Saowalak Limited	Vessel Owning Company	British Virgin Is.	1/1 – 3/31	1/1 – 3/31
Sifnos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Skiathos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Skopelos Shipping Corporation	Vessel Owning Company	Cayman Is.	1/1 – 3/31	1/1 – 3/31
Syros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Thera Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Tinos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Oinousses Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 3/31	–
Psara Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 3/31	–
Antipsara Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 3/31	–

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.

(d) Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(e) Recent Accounting Pronouncements:

Fair Value Disclosures

In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Acquisition adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Acquisition beginning in the first quarter of fiscal 2012. The adoption of the new standards did not have a significant impact on Navios Acquisition’ consolidated financial statements.

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	March 31, 2012	December 31, 2011
Cash on hand and at banks	$10,296	$8,333
Short-term deposits	30,882	32,967

Total cash and cash equivalents	$41,178	$41,300

Short term deposits relate to time deposit accounts held in bank for general financing purposes. As of March 31, 2012, restricted cash was $36,133 and will be used mainly for the future installments for vessel deposits, loan repayments and interest.

NOTE 4: VESSELS, NET

	Cost	Accumulated Depreciation	Net Book Value
Vessels
Balance at December 31, 2010	$538,751	$(9,092)	$529,659
Additions	277,985	(33,020)	244,965

Balance at December 31, 2011	816,736	(42,112)	774,624
Additions	44,779	(9,955)	34,824

Balance at March 31, 2012	$861,515	$(52,067)	$809,448

On January 20, 2012, Navios Acquisition took delivery of the Nave Estella, a 75,000 dwt South Korean —built chemical tanker, for a total cost of $44,779. Cash paid was $11,159 and $33,620 was transferred from vessel deposits.

Deposits for vessel acquisition represent deposits for vessels to be delivered in the future. As of March 31, 2012, Navios Acquisition vessel deposits amounted to $309,307 out of which $229,939 was financed through loans and the balance from existing cash. For the three month period ended March 31, 2012, Navios Acquisition paid $97,128 million for deposits for vessels acquisitions and $33,620 was transferred to “vessels, net”.

NOTE 5: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of March 31, 2012 and December 31, 2011 consisted of the following:

	Acquisition Cost	Accumulated Amortization	Net Book Value March 31, 2012
Favorable lease terms	$67,417	$(9,699)	$57,718

Unfavorable lease terms	(5,819)	1,062	(4,757)

Total	$61,598	$(8,637)	$52,961

	Acquisition Cost	Accumulated Amortization	Transfer to Vessel Deposits	Net Book Value December 31, 2011
Purchase options	$3,158	$—	$(3,158)	$—
Favorable lease terms	67,417	(7,538)	—	59,879

Total Intangible assets	70,575	(7,538)	(3,158)	59,879
Unfavorable lease terms	(5,819)	891	—	(4,928)

Total	$64,756	$(6,647)	$(3,158)	$54,951

Amortization (expense)/income of favorable and unfavorable lease terms for the periods ended March 31, 2012 and 2011, is presented in the following table:

	Three Month Period Ended
	March 31, 2012	March 31, 2011
Unfavorable lease terms	$171	$171
Favorable lease terms charter-out	(2,161)	(1,018)

Total	$(1,990)	$(847)

The aggregate amortizations of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter
Favorable lease terms	$(8,646)	$(8,646)	$(6,629)	$(4,959)	$(4,411)	$(24,427)
Unfavorable lease terms	683	683	683	685	683	1,340

Total	$(7,963)	$(7,963)	$(5,946)	$(4,274)	$(3,728)	$(23,087)

NOTE 6: GOODWILL

Goodwill as of March 31, 2012 and December 31, 2011 consisted of the following:

Balance December 31, 2010	$1,579
Balance December 31, 2011	1,579
Additions	—

Balance March 31, 2012	$1,579

NOTE 7: DIVIDEND PAYABLE

On November 7, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2011 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,421 was paid on January 5, 2012 out of which $2,037 was paid to the stock holders of record as of December 15, 2011 and $384 was paid to the holders of 1,000 shares of Series C preferred stock (which is Navios Holdings — see related party transactions note 11).

On February 13, 2012, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2011 of $0.05 per common share of common stock. A dividend in the aggregate amount of $2,410 was paid on April 5, 2012 out of which $2,026 was paid to the stock holders of record as of March 22, 2012 and $384 was paid to the holders of 1,000 shares of Series C preferred stock (which is Navios Holdings — see related party transactions note 11).

As of March 31, 2012, Navios Acquisition paid a dividend of $27 to the holders of the 540 shares of Series B preferred stock.

NOTE 8: ACCRUED EXPENSES

Accrued expenses as of March 31, 2012 and December 31, 2011 consisted of the following:

	March 31, 2012	December 31, 2011
Accrued voyage expenses	$1,402	$1,262
Accrued loan interest	20,144	9,067
Accrued legal and professional fees	767	5,163

Total accrued expenses	$22,313	$15,492

NOTE 9: BORROWINGS

	March 31, 2012	December 31, 2011

Deutsche Schifsbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$122,444	$115,827
BNP Paribas S.A. and DVB Bank SE	36,175	36,175
DVB Bank SE and ABN AMRO Bank N.V.	43,724	44,121
Cyprus Popular Bank Public Co Ltd	24,300	24,300
Eurobank Ergasias S.A. $52.2 million	51,255	46,500
Eurobank Ergasias S.A. $52.0 million	23,400	18,200
ABN AMRO Bank N.V.	51,769	53,260
Ship Mortage Notes	505,000	505,000
Norddeutsche Landesbank Girozentrale	24,971	—
DVN Bank SE and Emporiki Bank of Greece S.A.	49,943	—

Total borrowings	932,981	843,383
Less: current portion	(13,276)	(11,928)
Add: bond premium	1,926	2,028

Total long-term borrowings	$921,631	$833,483

Long-Term Debt Obligations and Credit Arrangements

8 5/8% First Priority Ship Mortgage Notes: In October 2010, Navios Acquisition issued the $400,000 of 8 5/8% First Priority Ship Mortgage Notes (the “Existing Notes”) due on November 1, 2017. The Existing Notes are senior obligations of Navios Acquisition and are secured by first priority ship mortgages on seven VLCC vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Navios Acquisition may redeem the Notes in whole or in part, as its option, at any time (1) before November 1, 2013 at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps (2) on or after November 1, 2013, at a fixed price of 104.313%, which price declines ratably until it reaches par. In addition, any time before November 1, 2013, Navios Acquisition may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of an equity offering at 108.625% of the principal amount of the Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the Notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the Notes may require Navios Acquisition to repurchase some or all of the Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Pursuant to a registration rights agreement, Navios Acquisition filed a registration statement enabling the holders of the Notes to exchange the privately placed notes with publicly registered Notes with identical terms, which registration statement went effective on January 31, 2011. On February 2, 2011, we commenced the exchange offer which terminated on March 2, 2011. As a result of such exchange offer, 100% of the outstanding Existing Notes were exchanged. The Existing Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.

Following the issuance of the Existing Notes and net proceeds raised of $388,883, the securities on six VLCC vessels previously secured by the loan facilities were fully released in connection with the full repayment of the facilities totalling approximately $343,841, and $27,609 was used to partially repay the $40,000 Navios Holdings’ credit facility.

On May 26, 2011, Navios Acquisition and Navios Acquisition Finance (US) Inc., its wholly owned finance subsidiary (“Navios Acquisition Finance”), completed the sale of $105,000 of 8 5/8% first priority ship mortgage notes due 2017 (the “Additional Notes”) at 102.25% plus accrued interest from May 1, 2011. The net proceeds of the offering of $104,738 were used to partially finance the acquisition of the VLCC delivered on June 8, 2011 and to repay the $80,000 revolving credit facility with Cyprus Popular Bank Public Co Ltd.

The Additional Notes are identical to the $400,000 of Existing Notes. The Existing Notes and the Additional Notes are fully and unconditionally guaranteed on a joint and several bases by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (U.S.) Inc. (a co-issuer of the ship mortgage notes). The subsidiary guarantees are full and unconditional as that term is defined by Regulation S-X Rule 3-10, except for the fact that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all assets are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for the purposes of the bond indenture, upon liquidation or dissolution or upon legal or covenant defeasance or satisfaction and discharge of the Existing Notes and the Additional Notes. A Registration Statement for the exchange of Additional Notes was filed on July 28, 2011 and was declared effective on August 22, 2011. On August 24, 2011 we commenced the exchange offer which terminated on September 23, 2011. As a result of such exchange offer, 100% of the outstanding Additional Notes were exchanged.

The Additional Notes and the Existing Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Notes rank evenly with the Existing Notes. Following the consummation of the exchange offer for the Additional Notes on September 23, 2011, the Additional Notes and the Existing Notes have the same CUSIP number.

Credit Facilities

Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of March 31, 2012, $122,444 was outstanding under this facility and $24,556 remains to be drawn.

BNP Paribas SA Bank and DVB Bank S.E.: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,600 to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of March 31, 2012, $36,175 was outstanding and $38,825 remains to be drawn under this facility.

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $448 each with a final balloon payment of $15,241 to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. On December 29, 2011, Navios Acquisition prepaid $2,500 in relation to an amendment to its credit facility. After the prepayment, outstanding amount under each tranche is repayable in five quarterly installments of $198 each, 13 equal quarterly installments of $448 each, with a final balloon payment of $15,241 to be repaid on the last repayment date. As of March 31, 2012, the facility was fully drawn and the outstanding amount was $43,724.

Cyprus Popular Bank Public Co Ltd: In September 2010, Navios Acquisition (through four subsidiaries) entered into a $80,000 revolving credit facility with Cyprus Popular Bank Public Co Ltd to partially finance the acquisition and construction of vessels and for investment and working capital purposes. The loans are secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions upon Navios Acquisition’s request and the bank’s consent) and bears interest at a rate of LIBOR plus 275 bps. As of March 31, 2012, the outstanding amount under this facility was $24,300 that was used to partially finance the acquisition cost of two product tanker vessels and $55,700 remain to be drawn. Pursuant to an agreement dated December 28, 2011, the maturity of the facility was extended, to match the delivery of the vessels.

EFG Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $51,600 (divided into two tranches of $26,100 and 25,500, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $345 and $337 respectively, with a final balloon payment of $15,060 and $14,716, respectively, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and the outstanding as of March 31, 2012 was $51,255.

EFG Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $345 each with a final balloon payment of $14,960, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. As of March 31, 2012, $23,400 ($11,700 from each of the two tranches) was outstanding under this facility and $28,600 remains to be drawn.

ABN AMRO BANK N.V.: On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO Bank N.V of up to $55,100 (divided into two equal tranches) to partially finance the purchase price of two MR2 product tanker vessels. The total amount of $54,750 was drawn under this facility. Each tranche of the facility is repayable in 12 quarterly installments of $745 each and 12 quarterly installments of $571 each with a final balloon payment of $11,576 to be repaid on the last repayment date. The repayment of each tranche started in October 2011 and it bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of March 31, 2012, $51,769 was outstanding under this loan agreement ($25,885 from each of the two tranches) and no further amounts are available to be drawn.

DVB Bank SE: On December 7, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE of up to $51,000 (divided into two tranches of $25,500 each) to partially finance the purchase price of two LR1 product tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $400 each with a final balloon payment of $14,300 to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus 270 bps per annum. The loan also requires compliance with certain financial covenants. As of March 31, 2012, $0 was drawn and outstanding under this loan agreement.

NORDDEUTSCHE LANDESBANK GIROZENTRALE: On December 29, 2011, Navios Acquisition entered into a loan agreement with NORDDEUTSCHE LANDESBANK GIROZENTRALE of up to $28,125 to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of March 31, 2012, $24,971 was drawn and outstanding under this loan agreement and $3,154 remains to be drawn.

DVB Bank SE and Emporiki Bank of Greece S.A.: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Emporiki Bank of Greece S.A. of up to $56,250 (divided into two tranches of $28,125 each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175 bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of March 31, 2012, $49,943 was drawn and outstanding under this loan agreement and $6,307 remains to be drawn.

The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings and paid $400 as an arrangement fee. The $40,000 facility has a margin of LIBOR plus 300 bps and pursuant to an agreement dated November 8, 2011, the Navios Holdings credit facility was extended to December 2014. Following the issuance of the Notes in October 2010, the Company prepaid $27,609 of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. As of March 31, 2012, the outstanding amount under this facility was $35,000. As of March 31, 2012 interest accrued under this facility is $6 and is included under amounts due to related parties.

As of March 31, 2012, the total amount available to be drawn from all our facilities was $213,142.

As of March 31, 2012, the Company was in compliance with its covenants.

        Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facilities also require compliance with a number of financial covenants of Navios Acquisition, including tangible net worth, debt coverage ratios, and minimum liquidity. It is an event of default under the credit facilities if such covenants are not complied with.

Guarantees

The Company’s 8 5/8% Notes (consisting of the Existing Notes and the Additional Notes) are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes). The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance are 100% owned. The Company does not have any independent assets or operations.

The maturity table below reflects the principal payments of all Notes and credit facilities outstanding as of March 31, 2012 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the senior Notes. The maturity table below includes in the amount shown for 2018 and thereafter future principal payments of the drawn portion of credit facilities associated with the financing of the construction of vessels scheduled to be delivered on various dates throughout 2014.

Long-Term Debt Obligations:
March 31, 2012
Year
March 31, 2013	$13,276
March 31, 2014	15,276
March 31, 2015	14,580
March 31, 2016	14,563
March 31, 2017	78,936
March 31, 2018 and thereafter	796,350

Total	$932,981

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.

Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

Other long term borrowings: The carrying amount of the floating rate loans approximates its fair value.

Ship Mortgage Notes: The fair value of the Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

Loans due to related party: The carrying amount of the floating rate loans approximates its fair value.

Due to related parties, long term: The carrying amount of the floating rate payable approximates its fair value.

	March 31, 2012		December 31, 2011
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$41,178	$41,178	$41,300	$41,300
Restricted cash	$36,133	$36,133	$32,214	$32,214
Accounts receivable	$6,040	$6,040	$6,478	$6,478
Accounts payable	$503	$503	$1,021	$1,021
Ship mortgage notes and premium	$506,926	$457,025	$507,028	$385,088
Other Long-term debt	$427,981	$427,981	$338,383	$338,383
Loans due to related party	$35,000	$35,000	$40,000	$40,000
Due to related parties, long term	$14,712	$14,712	$—	$—

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II : Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of March 31, 2012.

	Fair Value Measurements at March 31, 2012 Using
	Total	Level I	Level II		Level III
Cash and cash equivalents	$41,178	$41,178	$—		$—
Restricted cash	$36,163	$36,163	$—		$—
Ship mortgage notes and premium	$457,025	$457,025	$—		$—
Other Long-term debt (1)	$427,981	$—	$427,981	(1)	$—
Loans due to related party (1)	$35,000	$—	$35,000	(1)	$—
Due to related parties, long term (1)	$14,712	$—	$14,712	(1)	$—

(1)	The fair value of the Company’s other long term debt, loans due to related party and due to related parties, long term is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

NOTE 11: TRANSACTIONS WITH RELATED PARTIES

The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings. The $40,000 facility has a margin of LIBOR plus 300 bps and a pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. Following the issuance of the Notes in October 2010, the Company prepaid $27,609 of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. As of March 31, 2012, the outstanding amount under this facility was $35,000 included under loans due to related parties and interest accrued under this facility of $6 is included under due to related parties.

Management fees: Pursuant to a Management Agreement dated May 28, 2010, Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Holdings, provides for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6 per owned MR2 product tanker and chemical tanker vessel and $7 per owned LR1 product tanker vessel and $10 per VLCC tanker vessel for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Dry docking expenses are fixed for the first two years under this agreement for up to $300 per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. Total management fees for each of the three month periods ended March 31, 2012 and 2011 amounted to $10,955 and $7,584, respectively. As of March 30, 2012, Navios Acquisition may, upon request, reimburse the Manager partially or fully for dry docking and other extraordinary fees and expenses under the Agreement at a later date, but not later than January 4, 2014, bearing interest of 1% over libor.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with the Manager, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the three month period ended March 31, 2012, administrative services rendered by the Manager amounted to $484. For the three month period ended March 31, 2011, administrative services rendered by the Manager amounted to $316.

Balance due to related parties: Amounts due to related parties as of March 31, 2012 and December 31, 2011, was $55,316 and $43,616, respectively, of which the current account payable to Navios Holdings and its subsidiaries was $40,570 and $43,616 and the long term payable was $14,712 and $0, respectively. The balance mainly consisted of management fees administrative fees, dry-docking costs and other expenses.

Omnibus agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Maritime Partners L.P. (“Navios Partners”) in connection with the closing of Navios Acquisition’s vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

NOTE 12: COMMITMENTS AND CONTINGENCIES

As of March 31, 2012, Navios Acquisition committed for future remaining contractual deposits for the vessels to be delivered on various dates through October 2014.

The future minimum commitments by period as of March 31, 2012, of Navios Acquisition under its ship building contracts, were as follows:

Amount

March 31, 2013	$174,382
March 31, 2014	—
March 31, 2015	35,880

Total	$210,262

NOTE 13: PREFERRED AND COMMON STOCK

Preferred Stock

As of September 30, 2011, the Company was authorized to issue 10,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

On March 30, 2011, pursuant to an Exchange Agreement Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition. Each holder of shares of Series C Convertible Preferred Stock shall be entitled at their option at any time, after March 31, 2013 to convert all or any the outstanding shares of Series C Convertible Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 7,676, subject to certain limitations. Upon the declaration of a common stock dividend, the holders of the Series C Convertible Preferred Stock are entitled to receive dividends on the Series C Convertible Preferred Stock in an amount equal to the amount that would have been received in the number of shares of Common Stock into which the Shares of Series C Convertible Preferred Stock held by each holder thereof could be converted. The shares of Series C Preferred Stock were recorded at fair value of the common stock exchanged which totalled $30,474, using the common stock price on March 30, 2011 of $3.97. The impact of the exchange (other than the par value of the common and preferred stock) was recorded net in Additional-Paid-In-Capital.

As of March 31, 2012 and December 31, 2011, 4,540 shares of preferred stock were issued and outstanding.

Common Stock

As of March 31, 2012, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock.

Pursuant to an Exchange Agreement entered into on March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting shares of Series C Convertible Preferred Stock of Navios Acquisition.

NOTE 14: SEGMENT INFORMATION

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Acquisition’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Tanker vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month Period ended March 31, 2012	Three Month Period ended March 31, 2011
Europe	$4,361	$3,060
Asia	31,305	22,070
United States	51	—

Total	$35,717	$25,130

NOTE 15: LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss available to common stockholders by the average number of shares of common stock of Navios Acquisition outstanding during the period.

Potential common shares kept in escrow have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted earnings per share.

	For the Three Months Ended March 31, 2012	For the Three Months Ended March 31, 2011
Numerator:
Net loss	$(788)	$(406)
Dividend declared on preferred shares Series B	(27)	(26)
Undistributed loss attributable to Series C participating preferred shares	130	1

Loss attributable to common stockholders	$(685)	$(431)
Denominator:
Denominator for basic net loss per share — weighted average shares	40,517,413	46,947,161
Denominator for diluted net loss per share — adjusted weighted average shares	40,517,413	46,947,161
Basic net loss per share	$(0.02)	$(0.01)
Diluted net loss per share	$(0.02)	$(0.01)

NOTE 16: INCOME TAXES

Marshall Islands, Cayman Islands, British Virgin Islands and Hong Kong, do not impose a tax on international shipping income. Under the laws of Marshall Islands, Cayman Islands, British Virgin Islands and Hong Kong, the countries of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in vessel management fees in the accompanying consolidated statements of income.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future. Due to the exemption under Section 883 of the Code, Delaware would not impose a tax on the Company or its subsidiaries’ international shipping income.

NOTE 17: SUBSEQUENT EVENTS

        On May 4, 2012, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2012 of $0.05 per share of common stock payable on July 3, 2012 to stockholders of record as of June 20, 2012. The declaration and payment of any further dividends remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

On May 4, 2011, Navios Acquisition amended its existing Management Agreement with Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. The management fees are: (a) $7,000 daily rate per LR1 product tanker vessel; (b) $6,000 daily rate per MR 2 product and chemical tanker vessel; and (c) $10,000 daily rate per VLCC tanker vessel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: May 09, 2012